Exhibit 99.1

Hepsiburada Announces Second Quarter 2024 Financial Results

ISTANBUL, September 11, 2024 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), today announces its unaudited financial results for the second quarter and the six months ended June 30, 2024.

Restatement of financial information: Pursuant to the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a general price index. Turkish companies reporting under International Financial Reporting Standards (“IFRS”), including the Company, have been required to apply IAS 29 to their financial statements for periods ended on and after June 30, 2022.

The Company’s consolidated financial statements as of and for the three and six months ended June 30, 2024, including figures corresponding to the same periods of the prior year, reflect a restatement pursuant to IAS 29. Under IAS 29, the Company’s financial statements are presented in terms of the measuring unit current as of June 30, 2024. All the amounts included in the financial statements which are not stated in terms of the measuring unit current as of the date of the reporting period, are restated applying the general price index. Adjustment for inflation has been calculated considering the price indices published by the Turkish Statistical Institute (TurkStat). Such indices used to restate the financial statements as at June 30, 2024 are as follows:

Date	Index	Conversion Factor
30 June 2024	2,319.3	1.00
31 December 2023	1,859.4	1.25
30 June 2023	1,351.6	1.72

Figures unadjusted for inflation in accordance with IAS 29, denoted as “IAS 29-unadjusted”, “unadjusted for IAS 29”, “unadjusted”, “unadjusted for inflation”, or “without adjusting for inflation”, are also included in the summary tables of the consolidated financial statements and under the “Highlights” section and explanatory notes as relevant. The press release also includes tables that show the IAS 29 adjustment impact on the consolidated financial statements for the periods under discussion. Figures unadjusted for IAS 29 constitute non-IFRS financial measures. We believe that their inclusion facilitates the understanding of the restated financial statements in accordance with IAS 29 and our year-on-year growth and profitability guidance. Please see the “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of the non-IFRS measures to the most directly comparable IFRS measures.

Second Quarter 2024 Financial and Operational Highlights

(All financial figures are restated pursuant to IAS 29 unless otherwise indicated)

•	Gross merchandise value (GMV) increased by 3.9% to TRY 33.8 billion compared to TRY 32.5 billion in Q2 2023.

o	IAS 29-Unadjusted GMV increased by 79.2% to TRY 33.1 billion compared to Q2 2023.

•	Revenue was nearly flat at TRY 10,112.9 million compared to TRY 10,113.3 million in Q2 2023.

•	Number of orders increased by 33.3% to 36.7 million compared to 27.5 million orders in Q2 2023.

•	Active Customers increased by 0.5% to 12.1 million compared to 12.0 million as of June 30, 2023.

•	(Order) Frequency increased by 23.2% to 10.6 compared to 8.6[1] as of June 30, 2023.

•	Active Merchant base decreased by 0.3% to 100.9 thousand compared to 101.3 thousand as of June 30, 2023.

•	Number of SKUs increased by 35.6% to 264.0 million compared to 194.7 million as of June 30, 2023.

•	Share of Marketplace GMV was 71.1% compared to 67.1% in Q2 2023.

•	EBITDA increased by 45.7% to TRY 386.6 million compared to TRY 265.3 million in Q2 2023. Accordingly, EBITDA as a percentage of GMV was at 1.1%, a 0.3 percentage point improvement compared to 0.8% in Q2 2023.

o	IAS 29-Unadjusted EBITDA increased by 110.5% to TRY 787.4 million compared to TRY 374.0 million in Q2 2023. IAS 29-Unadjusted EBITDA as a percentage of GMV in Q2 2024 improved by 0.4 percentage points to 2.4% compared to 2.0% in Q2 2023.

•	Loss for the period was TRY 384.5 million compared to income of TRY 1,511.9 million for Q2 2023.

•	Free cash flow was negative TRY 644.5 million compared to negative TRY 1,041.8 million in Q2 2023.

First Half 2024 Financial and Operational Highlights

(All financial figures are restated pursuant to IAS 29 unless otherwise indicated)

•	Gross merchandise value (GMV) increased by 21.6% to TRY 73.1 billion compared to TRY 60.1 billion in H1 2023.

o	IAS 29-Unadjusted GMV increased by 105.3% to TRY 68.3 billion compared to H1 2023.

•	Revenue increased by 20.5% to TRY 22,373.1 million compared to TRY 18,569.3 million in H1 2023.

•	Number of orders increased by 27.9% to 66.0 million compared to 51.6 million orders in H1 2023.

•	Active Customers increased by 0.5% to 12.1 million compared to 12.0 million as of June 30, 2023.

•	(Order) Frequency increased by 23.2% to 10.6 compared to 8.6[1] as of June 30, 2023.

1 Due to a clerical error, (Order) Frequency as of June 30, 2023 was reported incorrectly as 8.1 in the Company’s earnings release for the second quarter of 2023 published on August 24, 2023.

•	Active Merchant base decreased by 0.3% to 100.9 thousand compared to 101.3 thousand as of June 30, 2023.

•	Number of SKUs increased by 35.6% to 264.0 million compared to 194.7 million as of June 30, 2023.

•	Share of Marketplace GMV was 69.6% compared to 67.7% in H1 2023.

•	EBITDA increased by 151.4% to TRY 700.3 million compared to TRY 278.6 million in H1 2023. Accordingly, EBITDA as a percentage of GMV was at 1.0%, a 0.5 percentage point improvement compared to 0.5% in H1 2023.

o	IAS 29-Unadjusted EBITDA increased by 195.1% to TRY 1,622.7 million compared to TRY 549.8 million in H1 2023. IAS 29-Unadjusted EBITDA as a percentage of GMV in H1 2024 improved by 0.7 percentage points to 2.4% compared to 1.7% in H1 2023.

•	Loss for the period was TRY 526.3 million compared to income of TRY 1,159.7 million for H1 2023.

•	Free cash flow was positive TRY 471.6 million compared to negative TRY 1,322.9 million in H1 2023.

Commenting on the results, Nilhan Onal Gökçetekin, CEO of Hepsiburada said:

“Our second quarter performance confirms our continued relevance for consumers as their trusted household brand. We remain in a challenging macroeconomic conjecture, where consumer purchasing power is under pressure. Ever customer-centric, with our meticulous execution of strategic priorities and compelling value proposition, we have delivered another solid set of results in Q2 2024, exceeding our guidance. Overall, in the first half of the year, our GMV doubled compared to the first half of the previous year and our EBITDA reached 2.4% of GMV, in each case unadjusted for inflation.

With our exceptional customer experience, top-notch logistics services and diverse affordability solutions, our NPS metrics yet again confirmed that we are Türkiye’s most recommended e-commerce brand. Our loyalty program, Hepsiburada Premium, had reached a new milestone of 3 million members by mid-August, right after its second anniversary. With the upcoming conversion from local to global streaming content under Warner Bros. Discovery, the exclusive experience enjoyed by these members scales a new height.

Meanwhile, our logistics excellence led to increased preference among our merchants and other retailers. In the second quarter of 2024, HepsiJet delivered 73% of total parcels on our platform, up by a remarkable 6.8 percentage points year-on-year. Its off-platform expansion also accelerated, doubling its volume from external customers in the second quarter of 2024. HepsiJet, being a new generation logistics company committed to sustainable practices, added 21 electric vans to its fleet in a pilot project in the second quarter of 2024.

On the fintech front, Hepsipay’s comprehensive suite of affordability solutions and lending services gained further traction in an ongoing tight liquidity environment. Including loans from partner banks, our affordability solutions penetration rose to 8.1% of GMV. Meanwhile, the total lending volume through our platform, including those issued through partner banks, reached TRY 11.2 billion over the last twelve months by the end of the second quarter of 2024, up from TRY 8.1 billion in the first quarter of 2024. On the payments front, Hepsipay further enhanced customer experience with the recently launched auto top-up feature in the wallet. With 16.7 million wallet customers, Hepsipay’s one-click checkout solution, Pay with Hepsipay, was already integrated at the checkout of 50 leading retailers as of the end of August 2024, almost tripling its total payment volume during the second quarter of 2024 compared to the first quarter of 2024.

As we enter the second half of the year, we remain cautiously optimistic about market conditions and we are confident in our ability to execute on our strategic initiatives for the period ahead. Accordingly, in the third quarter, we expect continued GMV growth within the range of 70% - 75% year-on-year compared to the same quarter of last year, unadjusted for inflation. We also expect to achieve an EBITDA around 2.2% of GMV, unadjusted for inflation in the third quarter. We remain committed to delivering sustainable and profitable growth underpinned by our customer centricity, while preserving prudent capital management. We thank our shareholders, our loyal customers, our partners, and our dedicated team for their continued support.”

Summary: Key Operational and Financial Metrics

The following table sets forth a summary of the key unaudited operating and unaudited financial data as of and for the three months ended June 30, 2024 and June 30, 2023, and the six months ended June 30, 2024 and June 30, 2023 prepared in accordance with IFRS. Unless indicated otherwise, all financial figures in the tables provided are inflation-adjusted (in accordance with IAS 29).

	Three months ended June 30,				Six months ended June 30,
(in TRY million	unaudited				unaudited
unless otherwise indicated)	2024	2023	y/y %		2024	2023	y/y %
GMV (TRY in billion)	33.8	32.5	3.9%		73.1	60.1	21.6%
Marketplace GMV (TRY in billion)	24.0	21.8	10.0%		50.9	40.7	25.2%
Share of Marketplace GMV (%)	71.1%	67.1%	4.0	pp	69.6%	67.7%	1.9	pp
Number of orders (million)	36.7	27.5	33.3%		66.0	51.6	27.9%
Active Customer (million)	12.1	12.0	0.5%		12.1	12.0	0.5%
Revenue	10,112.9	10,113.3	(0.0)%		22,373.1	18,569.3	20.5%
Gross contribution	4,048.9	3,036.0	33.4%		8,172.6	5,609.9	45.7%
Gross contribution margin (%)	12.0%	9.3%	2.6	pp	11.2%	9.3%	1.8	pp
Income/(loss) for the period	(384.5)	1,511.9	(125.4)%		(526.3)	1,159.7	(145.4)%
EBITDA	386.6	265.3	45.7%		700.3	278.6	151.4%
EBITDA as a percentage of GMV (%)	1.1%	0.8%	0.3	pp	1.0%	0.5%	0.5	pp
Net cash (used in)/provided by operating activities	(237.6)	(740.6)	(67.9)%		1,340.5	(630.7)	n.m.
Free Cash Flow	(644.5)	(1,041.8)	(38.1)%		471.6	(1,322.9)	n.m.

Note: The abbreviation “n.m.” stands for not meaningful throughout the press release.

Note that Gross Contribution, EBITDA and Free Cash Flow are non-IFRS financial measures. See the “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of non-IFRS measures to the most directly comparable IFRS measures. See the definitions of metrics such as GMV, Marketplace GMV, share of Marketplace GMV, Gross Contribution margin, EBITDA as a percentage of GMV, number of orders and Active Customer in the “Certain Definitions” section of this press release.

Q3 2024 Outlook

The below forward-looking statements reflect Hepsiburada’s expectations as of September 11, 2024, considering year-to-date trends that could be subject to change, and involve inherent risks which we are unable to control or foresee. The financial outlook is based on management’s current views and estimates with respect to existing market conditions. However, there are several factors which may impact the current outlook, including the inflationary environment both in Türkiye and globally, local currency volatility, further tightening in monetary policy, low consumer confidence, pressure on purchasing power, regional geopolitical headwinds, the regulatory environment for our activities in Türkiye and the evolving competitive landscape. Management’s views and estimates are subject to change without notice. See also the “Forward Looking Statements” section at the end of this press release.

For the third quarter of 2024, we expect to deliver IAS 29-Unadjusted GMV growth within the range of 70% to 75% compared to the third quarter of 2023 and IAS 29-Unadjusted EBITDA as a percentage of GMV around 2.2%.

In 2024, we remain committed to delivering sustainable and profitable growth underpinned by our customer centricity, while preserving prudent capital management.

Business and Strategy Highlights

As of June 30, 2024, the annual inflation rate published by TurkStat was 71.6%, up from 38.2% as of June 30, 2023, and 68.5% as of March 31, 2024. The monthly inflation rates during the second quarter of 2024 were 3.2%, 3.4% and 1.6% in April, May and June, respectively. The Consumer Confidence Index fell by nearly 6.8 points on a yearly basis to 78.3 as of June 30, 2024.

In Q2 2024, IAS 29-Unadjusted GMV increased by 79.2% to TRY 33.1 billion compared to TRY 18.5 billion in Q2 2023, exceeding our guidance of approximately 75% by nearly 4.2 percentage points. Adjusted for inflation, GMV increased by 3.9% to TRY 33.8 billion in Q2 2024 compared to TRY 32.5 billion in Q2 2023. GMV growth was attributable mainly to the 6.0% order growth (excluding that of digital products). Higher VAT rates following the increase introduced in July 2023 also contributed to this growth. These factors were partially offset by the 2.0% decline in average order value.

We experienced order growth of 33.3% compared to Q2 2023, resulting from the continued rise in order frequency during the second quarter of 2024. Our order frequency (LTM) grew by 23.2% to 10.6, up from 8.62 as of June 30, 2023. A strong customer demand for our digital products (which mainly include sweepstakes and gamified lotteries as well as the first monthly payment of Hepsiburada Premium membership subscription) contributed to the rise in order frequency. Excluding the orders of digital products, order frequency would have been 6.7 as of June 30, 2024 compared to 5.9 as of June 30, 2023, corresponding to 14.0% growth. Accordingly, order growth excluding that of digital products was 6.0% in Q2 2024 compared to Q2 2023. While these digital products only generated around 0.5% of our GMV in Q2 2024, we value the repeat interaction they enable with the participating customer segments.

Overall, our performance was also supported by the appeal of our Hepsiburada Premium loyalty program, attractive affordability solutions and data-driven marketing campaigns. Our Net Promoter Score (“NPS”) of 75 in Q2 2024 compared to 73 in Q1 2024 (according to the results of market research conducted by FutureBright on behalf of Hepsiburada) positioned us, once again, as the number one most recommended e-commerce platform in Türkiye.

We remain committed to executing our strategic priorities that include: a) nurturing loyalty, b) capitalizing on our clear differentiation of superior delivery services, c) capitalizing on our clear differentiation through affordability and lending solutions and d) offering our payment, lending and last-mile services to third parties.

The discussion below elaborates on our progress in Q2 2024 within each of our strategic priorities:

a) Nurturing loyalty

•	Central to our strategy is prioritizing customer loyalty and retention. Our loyalty program, Hepsiburada Premium, continues to play a key role in achieving this. Meanwhile, focusing on retention has helped us to reduce and optimize our marketing and advertising spend.

•	Hepsiburada Premium members more than doubled, reaching 2.6 million by the end of Q2 2024 compared to 1.2 million by the end of Q2 2023. The number of Hepsiburada Premium members reached a milestone of 3 million by August 12, 2024.

2 Due to a clerical error, (Order) Frequency as of June 30, 2023 was reported incorrectly as 8.1 in the Company’s earnings release for the second quarter of 2023 published on August 24, 2023.

•	Hepsiburada Premium members continue to generate higher order frequency than non-members. In Q2 2024, the monthly order frequency for members was 36% higher than before joining the program, mirroring the Q1 2024 level in percentage terms.

•	The NPS for Hepsiburada Premium members was 84 in Q2 2024, according to the results of market research conducted by the research company FutureBright on behalf of Hepsiburada, up from 81 in Q1 2024. This score remains higher than the Company’s overall NPS, which we believe signifies a strong satisfaction level among members.

•	Further enriching the program’s customer benefits, in July 2024, we partnered with Warner Bros. Discovery to extend the offering of a BluTV subscription, a Türkiye-based subscription video-on-demand service, as a privilege for Hepsiburada Premium members. BluTV, which was fully acquired by Warner Bros. Discovery in December 2023, features an ever-expanding collection of Turkish content and a broad range of the best international series and shows from Warner Bros. Discovery.

b) Capitalizing on our clear differentiation of superior delivery services

•	In Q2 2024, HepsiJet continued offering competitive services, including our oversized delivery services that differentiate us in the market. We believe that swift delivery is a core customer expectation and, in Q2 2024, HepsiJet delivered 82% of the orders placed through our retail arm (1P) within the next day (compared to 83% in Q2 2023).

•	HepsiJet is also a key component of our value proposition for our merchants. In Q2 2024, HepsiJet delivered approximately 73% of our total parcels (compared to 66% in Q2 2023).

•	The NPS for HepsiJet was 89 in Q2 2024, according to our internal survey results, underscoring its service excellence. Through HepsiJet, our customers enjoy flexible delivery options and value added services including return from doorstep for all purchases on our platform.

•	Our oversized package delivery service (HepsiJet XL) delivered 68% of oversized parcels ordered through our platform in Q2 2024, up from 59% in Q2 2023.

c) Capitalizing on our clear differentiation through affordability and lending solutions

•	Leveraging our e-money and payment services licenses, we offer a comprehensive suite of payment and affordability solutions on the Hepsiburada platform, as well as externally to other partner retailers.

•	Our total financed transaction volume (including BNPL, shopping loans, general purpose loans and consumer finance loans) had reached TRY 11.2 billion over the last twelve months by the end of Q2 2024. 48% of this amount was issued through partner banks in the form of shopping loans and general purpose loans, while 52% was issued by Hepsiburada group companies (up from 36% in Q2 2023) in the form of our BNPL solution and consumer finance loans.

o	As of June 30, 2024, our BNPL solution had been used by over 404 thousand customers.
o	Approximately 1.3 million orders were processed through our non-card affordability solutions (including BNPL and shopping loans) over the past 12 months.
o	In Q2 2024, orders made through our BNPL solution, shopping loans and consumer finance loans accounted for 6.1% of total GMV for the period, up from 4.9% in Q1 2024.

o	The consumer tendency to use general purpose loans for shopping on our platform has also increased. As such, including the impact of general purpose loans spent on the platform, GMV penetration of all affordability solutions rose to 8.1% in Q2 2024 from 5.8% in Q1 2024.
o	By August 31, 2024, our wholly-owned subsidiary, Hepsifinans, had provided over TRY 813 million in consumer finance loans since its launch in January 2024.
o	We diligently manage credit risk in our BNPL, with a CoR[3] of around 2.6% as of August 31, 2024, while remaining focused on growth optimization.
o	Shopping related credit receivables create limited balance sheet load with average durations of around 3.7 and 4.2 months for BNPL and consumer finance loans solutions, respectively.

•	As of June 30, 2024, our wallet and payment gateway solution, Hepsipay, registered approximately 16.1 million Hepsipay wallet customers (representing users who have opened their wallet account by giving the required consent to Hepsipay), up from 12.5 million as of June 30, 2023. As of the end of August, the number of Hepsipay wallet customers had reached 16.7 million. Additionally, 19.5 million cards are stored in the wallets of Hepsipay customers.

•	As of June 30, 2024, 1.6 million Hepsipay prepaid cards had been issued through the Hepsiburada mobile app. The Hepsipay prepaid card can be used online at any e-commerce site and is linked to the QR payment feature which allows customers to use it at any off-line retailer that accepts QR payments. As of the end of August, the number of Hepsipay cards issued exceeded 1.7 million. The option for Hepsipay prepaid card holders to top up their e-wallets by way of general purpose loans is now available at nine leading banks in Türkiye. In April 2024, the automatic top-up feature went live in the digital wallet. This convenient feature enables customers to automatically top up their wallet with any saved card when their wallets lack sufficient credit and pay at off-line retailers by scanning QR.

d) Offering payment, lending and last-mile delivery services to third parties

•	We believe that our strategy to extend our services and solutions beyond our platform by offering them to other retailers, benefits both retail partners and customers. We see great potential for both Hepsipay and HepsiJet to leverage their own assets and increase their revenue contribution to our Company.

•	HepsiJet today serves approximately 2,300 external customers, including household-name retailers. We believe HepsiJet is best positioned to build on this momentum and grow its share in the logistics market.

•	The share of external customer volume in HepsiJet’s operations increased to 35.9% in Q2 2024, up from 24.8% in Q2 2023. The total parcel volume of third parties delivered in Q2 2024 doubled compared to Q2 2023.

•	As of June 30, 2024, Hepsipay’s one-click check-out (“Pay with Hepsipay”) offering was successfully integrated into the online checkout of 40 retailers, reaching 50 retailers by the end of August. Total payment volume through “Pay with Hepsipay” almost tripled compared to Q1 2024. By enabling payment with cards stored on the Hepsipay wallet, Hepsipay has gained a share of these retailers’ online sales.

3 Cost of risk ratio represents the expenses or potential losses due to defaults, non-performing loans or other credit-related risks within the underwritten volume.

ESG Actions

•	In Q2 2024, Hepsiburada continued its support in social, commercial and economic areas.
•	Our “Trade and Technology Empowerment for the Earthquake Region” program, launched in March 2023 a month after the earthquake, reached approximately 18,100 merchants, with over 4,500 new businesses now selling their products online through Hepsiburada. Active sellers have generated a trade volume exceeding TRY 6.5 billion since its launch. Our E-Commerce Specialization Centers in Adana, Hatay and Kahramanmaraş support existing merchants and organize training courses and programs for those new to the e-commerce market, benefiting over a thousand merchants from the region.
•	Further, Hepsiburada distributed storybooks to thousands of children in the earthquake-affected region as part of our ongoing “A Smile is Enough” project.
•	The “Technology Empowerment for Women Entrepreneurs” (“TEWE”) program reached an additional 2,149 women. To date, the TEWE program has supported approximately 55 thousand women entrepreneurs. Furthermore, as of June 30, 2024, the number of women’s cooperatives on our platform had reached 274.
•	As part of the TEWE program, various NGO collaborations have been established to provide sustainable support to the earthquake zone. As of June 30, 2024, the number of women entrepreneurs and women’s cooperatives in the impacted region had reached 3,579 and 42, respectively.
•	Hepsiburada’s last-mile delivery service, HepsiJet, has launched cargo distribution in select regions of Türkiye with 21 electric vans in a pilot project. The electric vans offer high energy conversion efficiency, contributing to sustainability by reducing carbon emissions.

Subsequent Events

Hepsifinans’ bond issuance approved

The Capital Markets Board approved the issuance of bonds or bills by Hepsifinans with a total aggregate principal amount of up to TRY 1,050,000,000 with its decision dated August 1, 2024. This issuance will be carried out in one or more tranches within one year, targeting domestic qualified investors through sales or private placement methods, without a public offering. Hepsifinans will use the funds raised to sustainably grow its consumer finance business. The amount and timing of the issuance have yet to be determined based on market conditions.

Hepsiburada Financial Review

Restatement of financial information: Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a hyperinflationary economy are reported in terms of the measuring unit current as of the reporting date of the financial statements. All amounts included in the financial statements which are not stated in terms of the measuring unit current as of the date of the reporting period are restated applying the general price index. In summary:

(i)	Non-monetary items are restated from the date of acquisition to the end of the reporting period.
(ii)	Monetary items that are already expressed in terms of the monetary unit current at the end of the reporting period are not restated.
(iii)	Comparative periods are stated in terms of measuring unit current at the end of the reporting period.
(iv)	All items in the statement of comprehensive income/(loss) are stated in terms of the measuring unit current as of the date of the financial statements, applying the relevant (monthly) conversion factors.
(v)	The gain or loss on the net monetary position is included in the statement of comprehensive loss and separately disclosed.

Note: All financial figures in the tables provided are expressed in terms of the purchasing power of the Turkish Lira on June 30, 2024 (in accordance with IAS 29) unless otherwise indicated.

	Three months ended June 30,				Six months ended June 30,
(in TRY million	unaudited				unaudited
unless otherwise indicated)	2024	2023	y/y %		2024	2023	y/y %
GMV (TRY in billion)	33.8	32.5	3.9%		73.1	60.1	21.6%
Marketplace GMV (TRY in billion)	24.0	21.8	10.0%		50.9	40.7	25.2%
Share of Marketplace GMV (%)	71.1%	67.1%	4.0	pp	69.6%	67.7%	1.9	pp
Revenue	10,112.9	10,113.3	(0.0)%		22,373.1	18,569.3	20.5%
Gross contribution	4,048.9	3,036.0	33.4%		8,172.6	5,609.9	45.7%
Gross contribution margin (%)	12.0%	9.3%	2.6	pp	11.2%	9.3%	1.8	pp
Income/(loss) for the period	(384.5)	1,511.9	(125.4)%		(526.3)	1,159.7	(145.4)%
EBITDA	386.6	265.3	45.7%		700.3	278.6	151.4%
EBITDA as a percentage of GMV (%)	1.1%	0.8%	0.3	pp	1.0%	0.5%	0.5	pp
Net cash provided by/(used in) operating activities	(237.6)	(740.6)	(67.9)%		1,340.5	(630.7)	n.m.
Free Cash Flow	(644.5)	(1,041.8)	(38.1)%		471.6	(1,322.9)	n.m.

Note: Unless otherwise indicated, all discussions and analysis provided in this section are based on inflation-adjusted IFRS figures and non-IFRS measures.

Revenue

	Three months ended June 30,			Six months ended June 30,
(in TRY million, unaudited)	2024	2023	y/y %	2024	2023	y/y %
Sale of goods[1] (1P)	6,580.8	7,530.7	(12.6)%	15,053.3	13,684.2	10.0%
Marketplace revenue[2] (3P)	1,302.8	1,341.1	(2.9)%	2,896.9	2,552.2	13.5%
Delivery service revenue	1,553.1	927.2	67.5%	3,290.1	1,818.2	81.0%
Other	676.1	314.3	115.1%	1,132.8	514.7	120.1%
Revenue	10,112.9	10,113.3	(0.0)%	22,373.1	18,569.3	20.5%

1: In 1P direct sales model, we act as a principal and initially recognize revenue from the sales of goods on a gross basis at the time of delivery of the goods to our customers.

2: In the 3P marketplace model, revenues are recorded on a net basis, mainly consisting of marketplace commission, transaction fees and other contractual charges to the merchants.

Our revenue in Q2 2024 was nearly flat amounting to TRY 10,112.9 million compared to TRY 10,113.3 million in Q2 2023. This was due to a 12.6% decrease in our (1P) revenue (comprising 65.1% of total revenue) and a 2.9% decrease in our (3P) revenue (comprising of 12.9% total revenue) compared to Q2 2023 which were partially offset by 67.5% increase in delivery service revenue (comprising 15.4% of total revenue) and a 115.1% increase in other revenue. The 12.6% decline in 1P revenue was mainly due to 4.0 percentage point (pp) shift in GMV mix towards 3P (Marketplace).

The 67.5% increase in delivery service revenue compared to Q2 2023 was mainly due to i) a significant increase in delivery service revenue from the off-platform customers of Hepsijet, ii) annual rises in unit delivery service charges surpassing inflation, and iii) an increase in the number of parcels delivered.

The rise in other revenue was mainly attributable to a 73.4% growth in our advertising services (HepsiAd) and a 3.5x growth in our Hepsiburada Premium subscription revenues and a 76.2% increase in our fulfillment service revenues.

While GMV increased by 3.9% in Q2 2024 compared to Q2 2023, total 1P and 3P revenue decreased during this period by 11.1%. The gap in these rates was mainly due to a) a 4.0pp shift in the GMV mix towards 3P (Marketplace) and b) the increase in VAT across all goods and services in early July 2023, resulting in an increase in average selling prices throughout the platform. A slight increase in returns, cancellation, as well as customer discounts in Q2 2024, in each case compared to Q2 2023, also had an impact.

Gross Contribution

	Three months ended June 30,				Six months ended June 30,
(in TRY million unless indicated otherwise, unaudited)	2024	2023	y/y %		2024	2023	y/y %
Revenue	10,112.9	10,113.3	(0.0)%		22,373.1	18,569.3	20.5%
Cost of inventory sold	(6,064.0)	(7,077.2)	(14.3)%		(14,200.5)	(12,959.5)	9.6%
Gross Contribution	4,048.9	3,036.0	33.4%		8,172.6	5,609.9	45.7%
Gross contribution margin (% of GMV)	12.0%	9.3%	2.6	pp	11.2%	9.3%	1.8	pp

The Gross Contribution margin improved by 2.6pp to 12.0% in Q2 2024 compared to 9.3% in Q2 2023. This margin improvement was mainly attributable to a 1.7pp increase in delivery service revenue from off-platform customers, a 1.0pp improvement derived from higher other revenue and a 0.1pp increase in 1P margin primarily due to the impact of higher discounts on cost of inventory sold due to purchases on credit, partially offset by a 0.3pp decline in 3P margin.

The table below shows the monthly inflation rates in 2024 and 2023.

Consumer Inflation

Monthly (2003=100)	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
2024	7%	5%	3%	3%	3%	2%	-	-	-	-	-	-
2023	7%	3%	2%	2%	0%	4%	9%	9%	5%	3%	3%	3%

Source: Data as announced by TurkStat

Operating Expenses

The table below shows our operating expenses for the three months and six months ended June 30, 2024 and 2023 in absolute terms and as a percentage of GMV:

	Three months ended June 30,				Six months ended June 30,
(in TRY million unless indicated otherwise, unaudited)	2024	2023	y/y%		2024	2023	y/y%
Cost of inventory sold	(6,064.0)	(7,077.2)	(14.3)%		(14,200.5)	(12,959.5)	9.6%
% of GMV	(17.9)%	(21.8)%	3.8	pp	(19.4)%	(21.6)%	2.1	pp
Shipping and packaging expenses	(1,226.9)	(883.7)	38.8%		(2,556.9)	(1,689.6)	51.3%
% of GMV	(3.6)%	(2.7)%	(0.9	)pp	(3.5)%	(2.8)%	(0.7	)pp
Payroll and outsource staff expenses	(1,204.8)	(1,039.7)	15.9%		(2,502.6)	(1,933.0)	29.5%
% of GMV	(3.6)%	(3.2)%	(0.4	)pp	(3.4)%	(3.2)%	(0.2	)pp
Advertising expenses	(835.2)	(648.4)	28.8%		(1,610.0)	(1,165.3)	38.2%
% of GMV	(2.5)%	(2.0)%	(0.5	)pp	(2.2)%	(1.9)%	(0.3	)pp
Technology expenses	(152.1)	(116.7)	30.3%		(293.5)	(226.1)	29.8%
% of GMV	(0.5)%	(0.4)%	(0.1	)pp	(0.4)%	(0.4)%	0.0	pp
Depreciation and amortization	(418.9)	(351.7)	19.1%		(838.7)	(676.6)	24.0%
% of GMV	(1.2)%	(1.1)%	(0.2	)pp	(1.1)%	(1.1)%	0.0	pp
Other operating expenses, net	(243.4)	(82.2)	196.0%		(509.2)	(317.4)	60.5%
% of GMV	(0.7)%	(0.3)%	(0.4	)pp	(0.7)%	(0.5)%	(0.2	)pp
Net operating expenses	(10,145.2)	(10,199.6)	(0.5)%		(22,511.4)	(18,967.4)	18.7%
Net operating expenses as a % of GMV	(30.0)%	(31.4)%	1.3	pp	(30.8)%	(31.5)%	0.8	pp

Net operating expenses decreased by 0.5% to TRY 10,145.2 million in Q2 2024 compared to TRY 10,199.6 million in Q2 2023. As a percentage of GMV, our net operating expenses declined 1.3pp mainly due to a 3.8pp decrease in cost of inventory sold as a percentage of GMV. This was partially offset by a 0.9pp increase in shipping and packaging expenses, a 0.5pp rise in advertising expenses, a 0.4pp rise in payroll and outsource staff expenses, a 0.1pp rise in technology expenses, a 0.2pp rise in depreciation and amortization and a 0.4pp rise in other operating expenses, net, in each case as a percentage of GMV.

The 3.8pp decrease in cost of inventory sold as a percentage of GMV was mainly due to a 4.0pp shift in GMV mix towards Marketplace sales and the positive impact on cost of inventory sold from purchases on credit as a result of increased interest rates in Türkiye.

The 0.9pp increase in shipping and packaging expenses as a percentage of GMV was mainly driven by the 6% increase in the number of orders excluding digital products, the higher volume of HepsiJet’s third-party services and a rise in delivery fees per unit (applied by our delivery partners due to increases in fuel prices and annual minimum wages), outpacing the average inflation in Q2 2024 compared to Q2 2023.

The 0.5pp increase in advertising expenses as a percentage of GMV was mainly due to continued investment in some of our profitability drivers including growing the sale of non-electronic categories and scaling our strategic business pillar Hepsiburada Premium program.

The 0.4pp increase in payroll and outsource staff expenses as a percentage of GMV was mainly due to the rise in the number of full-time and outsourced employees in line with our plans on talent onboarding for our subsidiaries.

The 0.4pp increase in other operating expenses, net was mainly due to the reversal of TRY 180.3 million provision expense recorded for the Competition Board investigation in Q2 2023 that was disclosed in greater detail in our Form 6-K furnished to the U.S. Securities and Exchange Commission on August 24, 2023. This reversal resulted in a 0.5pp improvement in net operating expenses as a percentage of GMV in Q2 2023.

Financial Income

	Three months ended June 30,			Six months ended June 30,
(in TRY million, unaudited)	2024	2023	y/y %	2024	2023	y/y %
Interest income on credit sales	250.7	89.2	181.1%	558.7	158.1	253.4%
Interest income on time deposits	226.4	146.4	54.6%	384.5	229.8	67.3%
Fair value gains on financial assets measured at fair value	66.3	245.5	(73.0)%	109.0	247.2	(55.9)%
Foreign currency exchange gains	38.7	1,946.5	(98.0)%	409.4	2,064.6	(80.2)%
Other	18.2	48.9	(62.8)%	25.9	71.9	(64.0)%
Interest income on financial instruments	0.5	-	n.m.	1.2	-	n.m.
Financial income	600.8	2,476.5	(75.7)%	1,488.7	2,771.6	(46.3)%

Our financial income decreased by 75.7%, to TRY 600.8 million in Q2 2024 compared to TRY 2,476.5 million in Q2 2023. The TRY 1,875.7 million decrease in financial income was mainly driven by a TRY 1,907.8 million decrease in foreign exchange gains from our U.S. dollar denominated bank deposits and financial investments due to the lower U.S. dollar/TRY appreciation during Q2 2024 compared to Q2 2023. The TRY currency depreciation was by 1.7% in Q2 2024 compared to 34.9% in Q2 2023. The decrease in financial income was partially offset by the increase in interest income on credit sales and time deposits as a result of higher annual interest rates.

Financial Expenses

	Three months ended June 30,			Six months ended June 30,
(in TRY million, unaudited)	2024	2023	y/y %	2024	2023	y/y%
Commission expenses due to early collection of credit card receivables	(810.1)	(436.9)	85.4%	(1,595.8)	(785.1)	103.3%
Interest expenses on purchases	(494.6)	(143.1)	245.6%	(890.0)	(202.2)	340.2%
Interest expenses on bank borrowings and lease liabilities	(31.6)	(50.4)	(37.3)%	(139.0)	(117.3)	18.5%
Foreign currency exchange losses	(14.4)	(590.8)	(97.6)%	(177.7)	(685.7)	(74.1)%
Other	(4.6)	(5.3)	(13.2)%	(9.2)	(6.1)	50.8%
Financial expenses	(1,355.3)	(1,226.5)	10.5%	(2,811.7)	(1,796.4)	56.5%

Our financial expenses increased by 10.5% to TRY 1,355.3 million in Q2 2024 compared to TRY 1,226.5 million in Q2 2023. This TRY 128.8 million increase was primarily attributable to a TRY 373.2 million increase in commission expenses due to early collection of credit card receivables and a TRY 351.5 million increase in interest expenses on purchases as a result of an increase in annual effective interest rates and an increase in purchased goods during Q2 2024, each compared to Q2 2023, which were partially offset by a TRY 576.4 million decrease in foreign currency exchange losses from our U.S. dollar denominated trade payables as a result of lower U.S. dollar/TRY appreciation during Q2 2024 compared to Q2 2023.

Income/(Loss) for the Period

Loss for the period was TRY 384.5 million in Q2 2024, down from an income of TRY 1,511.9 million in Q2 2023. This was mainly due to a TRY 2,004.4 million increase in net financial expenses (net of financial income) and TRY 67.2 million increase in depreciation and amortization, partially offset by TRY 121.3 million improvements in EBITDA and TRY 53.9 million in monetary gain.

EBITDA

EBITDA increased by 45.7%, or TRY 121.3 million, to TRY 386.6 million in Q2 2024 compared to TRY 265.3 million in Q2 2023, corresponding to 1.1% EBITDA as a percentage of GMV in Q2 2024. This corresponded to a 0.8pp improvement in EBITDA as a percentage of GMV in Q2 2024 compared to Q2 2023. This improvement was driven by a 2.6pp rise in Gross Contribution margin, partially offset by a 0.9pp rise in shipping and packaging expenses and a 0.5pp rise in advertising expenses, a 0.4pp rise in other operating expenses, net, a 0.4pp rise in payroll and outsource staff expenses and a 0.1pp rise in technology expenses, in each case as a percentage of GMV.

Capital Expenditures

Capital expenditures increased by 35.1%, or TRY 105.7 million, to TRY 406.9 million in Q2 2024 compared to TRY 301.2 million in Q2 2023. This increase was mainly due to increase in the costs of employees, who are employed for the development of the website and mobile platforms for both core and strategic assets, and whose costs are capitalized. The cost of these employees comprises around 75% of total capital expenditures in Q2 2024, compared to around 74% in Q2 2023. The remaining capital expenditures in each of Q2 2024 and Q2 2023 mainly comprised the purchase of property and equipment as well as software and rights.

Net Working Capital

Net working capital was negative TRY 5,676.4 million as of June 30, 2024 compared to negative TRY 7,367.5 million as of December 31, 2023. The TRY 1,691.2 million change in negative net working capital was mainly driven by a TRY 840.2 million decrease in trade payables and payables to merchants, a TRY 662.1 million increase in inventories and a TRY 255.9 million increase in loan receivables. The decrease in trade payables and payables to merchants resulted primarily from a shift in the GMV mix towards 3P with shorter payments. The increase in inventories was due to longer inventory turnover days as of June 30, 2024 compared to December 31, 2023. The increase in loan receivables was mainly due to an increase in our in-house consumer finance loan facility that was launched in January 2024.

Cash Flow from Operating Activities

Our net cash used in operating activities in Q2 2024 comprised a TRY 384.5 million loss (Q2 2023: income of TRY 1,511.9 million), a negative TRY 1,662.0 million change in net working capital (Q2 2023: negative TRY 1,555.1 million) and a TRY 1,808.9 million change in other items (comprising non-cash items such as provisions and depreciation expenses as well as certain non-operating items such as financial income & expenses, non-operating monetary gains & losses and unrealized foreign exchange differences) (Q2 2023: negative TRY 697.4 million). The change in net working capital is further disclosed in the “Net Working Capital” section above.

Net cash used in operating activities rose by TRY 503.0 million to TRY 237.6 million in Q2 2024 compared to net cash used in operating activities in Q2 2023 of TRY 740.6 million. This was mainly due to an EBITDA improvement of TRY 121.3 million, a decrease in change in net working capital of TRY 106.8 million and a decrease in realized foreign exchange losses of TRY 447.7 million.

Free Cash Flow

Our free cash flow was negative TRY 644.5 million in Q2 2024 compared to negative TRY 1,041.8 million in Q2 2023. This improvement was mainly due to the decrease in net cash used in operating activities, partially offset by a TRY 105.7 million increase in capital expenditures.

Total Cash and Financial Investments

Total cash and cash equivalents was TRY 3,680.1 million as of June 30, 2024 compared to TRY 6,860.4 million as of December 31, 2023. The TRY 3,180.3 million decrease was mainly due to slower appreciation of the USD/TRY exchange rate against the six-month inflation as well as higher cash used in financing activities and purchases of financial investments.

Total financial investments as of June 30, 2024 amounted to TRY 3,184.3 million compared to TRY 2,148.9 million as of December 31, 2023. Our financial investments consist of a financial asset measured at fair value through profit or loss and financial assets carried at amortized costs, including investment funds and Eurobonds.

We held around 53.4% of our total cash, cash equivalents and financial investments in U.S. dollars as of June 30, 2024.

Bank Borrowings

Our short-term bank borrowings are utilized to facilitate supplier and merchant financing as well as for our short-term liquidity needs in the ordinary course of our operations. Our short-term borrowings increased to TRY 473.2 million as of June 30, 2024, from TRY 228.9 million as of December 31, 2023. Our short-term borrowings also included issued asset-backed securities amounting to TRY 150.0 million. As of June 30, 2024, supplier and merchant financing loans corresponded to TRY 149.5 million of the short-term bank borrowings compared to TRY 22.1 million as of December 31, 2023.

Conference Call Details

The Company’s management will host an analyst and investor conference call and live webcast to discuss its unaudited financial results today, Wednesday, September 11, 2024 at 4.00 p.m. Istanbul time / 2.00 p.m. London / 9.00 a.m. New York time.

The live webcast can be accessed via https://87399.themediaframe.eu/links/hepsiburada240911.html

Telephone Participation Dial in Details:

•	Türkiye:	+ 90 212 900 3719
•	UK & International:	+ 44 (0) 203 059 5872
•	USA:	+ 1 516 447 5632

Participants may choose any of the above numbers to participate should they wish to ask questions.

The Company’s results presentation will be available at the Hepsiburada Investor Relations website https://investors.hepsiburada.com on September 11, 2024.

Replay: Following the call, a replay will be available on the Hepsiburada Investor Relations website https://investors.hepsiburada.com

D-MARKET Electronic Services & Trading

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2024 unless otherwise indicated.)

	30 June 2024 (unaudited)	31 December 2023 (unaudited)
ASSETS
Current assets:
Cash and cash equivalents	3,680,062	6,860,403
Restricted cash	111,257	208,696
Financial investments	3,184,332	2,148,857
Trade receivables	2,779,751	2,960,295
Due from related parties	21,718	11,454
Loan receivables	255,893	-
Inventories	5,607,842	4,945,711
Contract assets	29,652	27,979
Other current assets	866,786	1,078,098

Total current assets	16,537,293	18,241,493

Non-current assets:
Property and equipment	693,150	627,094
Intangible assets	2,497,668	2,312,063
Right of use assets	761,190	705,403
Loan receivables	41,799	997
Other non-current assets	27,425	42,061

Total non-current assets	4,021,232	3,687,618

Total assets	20,558,525	21,929,111

LIABILITIES AND EQUITY
Current liabilities:
Bank borrowings	473,202	228,853
Lease liabilities	120,233	192,806
Wallet deposits	174,666	235,015
Trade payables and payables to merchants	12,335,542	13,175,714
Due to related parties	5,650	5,786
Provisions	78,957	101,943
Employee benefit obligations	272,695	360,995
Contract liabilities and merchant advances	1,544,682	1,776,803
Other current liabilities	937,046	943,479

Total current liabilities	15,942,673	17,021,394

Non-current assets:
Bank borrowings	-	3,504
Lease liabilities	331,073	151,952
Employee benefit obligations	120,406	130,078
Other non-current liabilities	529,400	502,474

Total non-current liabilities	980,879	788,008
Equity:
Share capital	622,003	622,003
Other capital reserves	837,043	795,480
Share premiums	18,065,770	18,065,770
Treasury shares	(211,853)	(211,853)
Accumulated deficit	(15,677,990)	(15,151,691)

Total equity	3,634,973	4,119,709
Total equity and liabilities	20,558,525	21,929,111

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2024 unless otherwise indicated. Unaudited.)

	Six Months Ended		Three Months Ended
	30 June 2024	30 June 2023	30 June 2024	30 June 2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	22,373,083	18,569,346	10,112,888	10,113,255

Operating expenses
Cost of inventory sold	(14,200,451)	(12,959,466)	(6,064,025)	(7,077,212)
Shipping and packaging expenses	(2,556,940)	(1,689,553)	(1,226,864)	(883,737)
Payroll and outsource staff expenses	(2,502,631)	(1,932,999)	(1,204,787)	(1,039,697)
Advertising expenses	(1,610,028)	(1,165,274)	(835,167)	(648,416)
Technology expenses	(293,515)	(226,128)	(152,055)	(116,664)
Depreciation and amortization	(838,659)	(676,603)	(418,935)	(351,685)
Other operating expenses	(647,194)	(609,506)	(315,260)	(326,600)
Other operating income	137,975	292,143	71,898	244,380

Operating loss	(138,360)	(398,040)	(32,307)	(86,376)

Financial income	1,488,699	2,771,593	600,763	2,476,419
Financial expenses	(2,811,682)	(1,796,375)	(1,355,294)	(1,226,520)
Monetary gains	935,076	582,527	402,293	348,409

Income/(loss) before income taxes	(526,267)	1,159,705	(384,545)	1,511,932

Taxation on income	-	-	-	-

Income/(loss) for the period	(526,267)	1,159,705	(384,545)	1,511,932

Basic and diluted loss per share	(1.64)	3.56	(1.20)	4.64

Other comprehensive loss:
Items that will not be reclassified to profit or loss in subsequent period:
Actuarial losses arising on remeasurement of post-employment benefits	(33)	(84,297)	-	(58,756)

Items that will be reclassified to profit or loss in subsequent period:
Changes in the fair value of debt instruments at fair value through other comprehensive income	-	-	-	-

Total comprehensive income/(loss) for the period	(526,300)	1,075,408	(384,545)	1,453,176

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2024 unless otherwise indicated. Unaudited.)

	1 January –	1 January –
	30 June 2024	30 June 2023
	(unaudited)	(unaudited)
Income/(loss) before income taxes	(526,267)	1,159,705
Adjustments to reconcile income/(loss) before income taxes to cash flows from operating activities:	4,008,961	1,088,276
Interest and commission expenses	2,624,808	1,104,612
Depreciation and amortization	838,659	676,603
Interest income on time deposits	(384,467)	(229,796)
Interest income on financial instruments	(379)	-
Interest income on credit sales	(558,746)	(158,103)
Provision for unused vacation liability	47,446	36,996
Provision for personnel bonus	154,175	138,261
Provision for legal cases	3,037	12,355
Provision for doubtful receivables	84,926	25,498
Provision for impairment of trade goods, net	44,166	78,285
Provision for post-employment benefits	31,164	39,556
Provision for share based payment	41,563	62,599
Adjustment for impairment loss of financial investments	(109,025)	(247,183)
Provision competition board penalty	-	(157,900)
Provision for Settlement of Legal Proceedings	-	21,042
Provision for Turkish Capital Markets Board fee	(422)	34,213
Net foreign exchange differences	(298,778)	(1,970,215)
Change in provisions due to inflation	(119,273)	(183,822)
Monetary effect on non-operating activities	1,610,107	1,805,275
Changes in net working capital
Change in trade payables and payables to merchants	(802,010)	(1,185,121)
Change in inventories	(935,356)	(931,203)
Change in trade receivables	126,945	318,509
Change in contract liabilities and merchant advances	(248,314)	81,711
Change in contract assets	(1,673)	(62,121)
Change in other liabilities	(39,855)	(464,403)
Change in other assets and receivables	26,693	112,475
Change in due from related parties	(10,264)	(13,197)
Change in due to related parties	(136)	(3,650)
Post-employment benefits paid	(13,779)	(17,970)
Payments for concluded litigation	(5,589)	(488,920)
Payments for personnel bonus	(235,612)	(219,156)
Payments for unused vacation liabilities	(3,284)	(4,054)
Collections of doubtful receivables	-	(1,534)
Net cash provided by/ (used in) operating activities	1,340,460	(630,653)
Investing activities:
Purchases of property and equipment and intangible assets	(874,209)	(694,287)
Proceeds from sale of property and equipment	5,362	1,990
Purchase of financial instruments	(7,553,998)	(694,282)
Proceeds from sale of financial investment	6,273,722	33,666
Interest received on credit sales	564,757	158,103
Interest income on time deposits and financial instruments	372,957	215,112
Net cash used in investing activities	(1,211,409)	(979,698)
Financing activities:
Proceeds from borrowings	766,285	339,461
Repayment of borrowings	(480,575)	(233,543)
Interest and commission paid	(2,361,222)	(1,048,790)
Lease payments	(156,021)	(180,564)
Net cash used in financing activities	(2,231,533)	(1,123,436)

	1 January –	1 January –
	30 June 2024	30 June 2023
Net decrease in cash and cash equivalents	(2,102,482)	(2,733,787)

Cash and cash equivalents at 1 January	6,859,360	10,810,406
Inflation effect on cash and cash equivalents	(1,122,406)	(1,721,555)
Effects of exchange rate changes on cash and cash equivalents and restricted cash	33,038	1,970,217
Cash and cash equivalents at 30 June	3,667,510	8,325,281

Presentation of Financial and Other Information

Use of Non-IFRS Financial Measures

Certain parts of this press release contain non-IFRS financial measures which are unaudited supplementary measures and are not required by, or presented in accordance with, IFRS or any other generally accepted accounting principles. Such measures are IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution, IAS 29-Unadjusted EBITDA, EBITDA, Gross Contribution, Free Cash Flow and Net Working Capital. We define:

•	IAS 29-Unadjusted Revenue as revenue presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted Gross Contribution as Gross Contribution presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted EBITDA as EBITDA presented on an unadjusted for inflation basis;

•	EBITDA as profit or loss for the period plus taxation on income less financial income plus financial expenses, plus depreciation and amortization, plus monetary gains/(losses);

•	Gross Contribution as revenues less cost of inventory sold;

•	Free Cash Flow as net cash provided by operating activities less capital expenditures plus proceeds from sale of property and equipment; and

•	Net Working Capital as current assets (excluding cash, cash equivalents and financial investments) minus current liabilities (excluding current bank borrowings and current lease liabilities).

You should not consider them as: (a) an alternative to operating profit or profit (income) as determined in accordance with IFRS or other generally accepted accounting principles, or as measures of operating performance; (b) an alternative to cash flows from operating, investing or financing activities, as determined in accordance with IFRS or other generally accepted accounting principles, or as a measure of our ability to meet liquidity needs; or (c) an alternative to any other measures of performance under IFRS or other generally accepted accounting principles.

These measures are used by our management to monitor the underlying performance of the business and our operations. However, not all companies calculate these measures in an identical manner and, therefore, our presentation may not be comparable with similar measures used by other companies. As a result, prospective investors should not place undue reliance on this data.

This section includes a reconciliation of certain of these non-IFRS measures to the closest IFRS measure.

EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included EBITDA in this press release because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses and, from the date of applicability of IAS 29, related monetary gains/(losses), in calculating EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses (including monetary gains/(losses)) and non-operating expense/(income). One of the objectives of IAS 29 is to account for the financial gain or loss that arises from holding monetary assets or liabilities during a reporting period (i.e. the monetary gains/(losses)). Therefore, the monetary gains/(losses) are excluded from EBITDA for a proper comparison of the operational performance of the Company. Accordingly, we believe that EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Management uses EBITDA:

•	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of non-cash and non-operating items;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections; and

•	to evaluate the performance and effectiveness of our strategic initiatives.

EBITDA has limitations as a financial measure, including that other companies may calculate EBITDA differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period, as a profit measure or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of EBITDA to income/(loss) for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2024. Unaudited.

	Three months ended June 30,		Six months ended June 30,
(in TRY million)	2024	2023	2024	2023
Income/(loss) for the period	(384.5)	1,511.9	(526.3)	1,159.7
Taxation on income	-	-	-	-
Financial income	600.8	2,476.4	1,488.7	2,771.6
Financial expenses	(1,355.3)	(1,226.5)	(2,811.7)	(1,796.4)
Depreciation and amortization	(418.9)	(351.7)	(838.7)	(676.6)
Monetary gains	402.3	348.4	935.1	582.5
EBITDA	386.6	265.3	700.3	278.6

Gross contribution is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included gross contribution in this press release because it is a key measure used by our management and board of directors to evaluate our operational profitability as it reflects direct costs of products sold to our buyers. Accordingly, we believe that gross contribution provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Gross contribution has limitations as a financial measure, including that other companies may calculate gross contribution differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period, as a profit measure or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of gross contribution to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2024. Unaudited.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Revenue	10,112.9	10,113.3	22,373.1	18,569.3
Cost of inventory sold	(6,064.0)	(7,077.2)	(14,200.5)	(12,959.5)
Gross Contribution	4,048.9	3,036.0	8,172.6	5,609.9

IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA are supplemental non-IFRS financial measures that are not required by, or presented in accordance with, IFRS. We have included IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA in this press release because we believe their inclusion facilitates the understanding of Revenue, Gross Contribution and EBITDA restated in accordance with IAS 29 as well as our year on year GMV growth and profitability guidance.

IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA have limitations as financial measures, including that other companies may calculate IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA differently, which reduces their usefulness as a comparative measure and you should not consider them in isolation or as substitutes for revenue or profit/(loss) for the period, as revenue or profit measures or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of IAS 29-Unadjusted Revenue to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY). Unaudited.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Revenue	10,112.9	10,113.3	22,373.1	18,569.3
Reversal of IAS 29 adjustment	228.7	4,367.3	1,576.3	8,289.7
IAS 29-Unadjusted Revenue	9,884.2	5,746.0	20,796.8	10,279.6

The following table shows the reconciliation of IAS 29-Unadjusted Gross Contribution to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY). Unaudited.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Revenue	10,112.9	10,113.3	22,373.1	18,569.3
Cost of inventory sold	(6,064.0)	(7,077.2)	(14,200.5)	(12,959.5)
Gross Contribution	4,048.9	3,036.0	8,172.6	5,609.9
Reversal of IAS 29 adjustment	(315.8)	1,108.6	(417.0)	2,130.9
IAS 29 - Unadjusted Gross Contribution	4,364.7	1,927.4	8,589.6	3,479.0

The following tables show the reconciliation of IAS 29-Unadjusted EBITDA to income/(loss) for the periods presented.

Amounts expressed in millions of Turkish lira (TRY). Unaudited.

	Three months ended
	30 June 2024	Reversal of IAS 29 Adjustment	IAS 29- Unadjusted 30 June 2024	30 June 2023	Reversal of IAS 29 Adjustment	IAS 29- Unadjusted 30 June 2023
Income/(loss) for the period	(384.5)	(213.4)	(171.2)	1,511.9	530.6	981.3
Taxation on income	-	-	-	-	-	-
Financial income	600.8	8.2	592.6	2,476.4	1,052.2	1,424.2
Financial expenses	(1,355.3)	(15.6)	(1,339.7)	(1,226.5)	(521.9)	(704.6)
Depreciation and amortization	(418.9)	(207.4)	(211.5)	(351.7)	(239.5)	(112.2)
Monetary gains	402.3	402.3	-	348.4	348.4	-
IAS 29-Unadjusted EBITDA	386.6	(400.9)	787.4	265.3	(108.7)	374.0

Amounts expressed in millions of Turkish lira (TRY). Unaudited.

	Six months ended
	30 June 2024	Reversal of IAS 29 Adjustment	IAS 29- Unadjusted 30 June 2024	30 June 2023	Reversal of IAS 29 Adjustment	IAS 29- Unadjusted 30 June 2023
Income/(loss) for the period	(526.3)	(458.5)	(67.8)	1,159.7	258.4	901.3
Taxation on income	-	-	-	-	-	-
Financial income	1,488.7	108.6	1,380.1	2,771.6	1,188.6	1,583.0
Financial expenses	(2,811.7)	(144.0)	(2,667.7)	(1,796.4)	(781.2)	(1,015.1)
Depreciation and amortization	(838.7)	(435.8)	(402.9)	(676.6)	(460.2)	(216.4)
Monetary gains	935.1	935.1	-	582.5	582.5	-
IAS 29-Unadjusted EBITDA	700.3	(922.4)	1,622.7	278.6	(271.3)	549.8

Free Cash Flow is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Free Cash Flow in this press release because it is an important indicator of our liquidity as it measures the amount of cash we generate/(use) and provides additional perspective on whether we have sufficient cash after funding our operations and capital expenditures. Accordingly, we believe that Free Cash Flow provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free Cash Flow has limitations as a financial measure, and you should not consider it in isolation or as substitutes for net cash used in operating activities as a measure of our liquidity or other analysis of our results as reported under IFRS. There are limitations to using non-IFRS financial measures, including that other companies may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash used in operating activities, capital expenditures and our other IFRS results.

The following table shows the reconciliation of Free Cash Flow to net cash provided by/(used in) operating activities for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2024. Unaudited.

	Three months ended June 30,		Six months ended June 30,
(in TRY million)	2024	2023	2024	2023
Net cash provided by/(used in) operating activities	(237.6)	(740.6)	1,340.5	(630.7)
Capital expenditures	(409.1)	(301.4)	(874.2)	(694.3)
Proceeds from the sale of property and equipment	2.2	0.2	5.4	2.0
Free Cash Flow	(644.5)	(1,041.8)	471.6	(1,322.9)

Net Working Capital is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. Starting from Q4 2021, we have revised the definition of Net Working Capital to include the “financial investments” balance on our balance sheet as at December 31, 2021.  As we believe financial investments are cash-like item by nature, we deducted from current assets along with cash and cash equivalents.

We have included Net Working Capital in this press release because it is used to measure the short-term liquidity of a business, and can also be used to obtain a general impression of the ability of company management to utilize assets in an efficient manner. Net Working Capital is critical since it is used to keep our business operating smoothly and meet all our financial obligations in the short-term. Accordingly, we believe that Net Working Capital provides useful information to investors in understanding and evaluating how we manage our short-term liabilities.

The following table shows the reconciliation of Net Working Capital to current assets and current liabilities as of the dates indicated:

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 30 June 2024. Unaudited.

	As of June 30, 2024	As of December 31, 2023
Current assets	16,537.3	18,241.5
Cash and cash equivalents	(3,680.1)	(6,860.4)
Financial investments	(3,184.3)	(2,148.9)
Current liabilities	(15,942.7)	(17,021.4)
Bank borrowings, current	473.2	228.9
Lease liabilities, current	120.2	192.8
Net Working Capital	(5,676.4)	(7,367.5)

BREAKDOWN OF THE COMPARATIVE FIGURES RESTATED BY INFLATION

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 30 June 2024.)

	Restatement Method	Unaudited Unadjusted 30 June 2024	IAS 29 Adjustment	Unaudited Adjusted 30 June 2024	Unaudited Unadjusted 31 Dec 2023	IAS 29 Adjustment	Unaudited Adjusted 31 Dec 2023
ASSETS
Current assets:
Cash and cash equivalents	1	3,680,062	-	3,680,062	5,500,000	1,360,403	6,860,403
Restricted cash	1	111,257	-	111,257	167,312	41,384	208,696
Financial investments	1	3,184,332	-	3,184,332	1,722,744	426,113	2,148,857
Trade receivables	1	2,779,751	-	2,779,751	2,373,275	587,020	2,960,295
Due from related parties	1	21,718	-	21,718	9,182	2,272	11,454
Loan receivables	1	255,893	-	255,893	-	-	-
Inventories	2	5,368,834	239,008	5,607,842	3,795,869	1,149,842	4,945,711
Contract assets	1	29,652	-	29,652	22,431	5,548	27,979
Other current assets	3	798,451	68,335	866,786	828,078	250,020	1,078,098
Total current assets		16,229,950	307,343	16,537,293	14,418,891	3,822,602	18,241,493
Non-current assets:
Property and equipment	2	394,030	299,120	693,150	256,788	370,306	627,094
Intangible assets	2	1,599,538	898,130	2,497,668	1,220,910	1,091,153	2,312,063
Right of use assets	2	455,989	305,201	761,190	290,952	414,451	705,403
Loan receivables	1	41,799	-	41,799	799	198	997
Other non-current assets	3	19,440	7,985	27,425	22,706	19,355	42,061
Total non-current assets		2,510,796	1,510,436	4,021,232	1,792,155	1,895,463	3,687,618
Total assets		18,740,746	1,817,779	20,558,525	16,211,046	5,718,065	21,929,111
LIABILITIES AND EQUITY
Current liabilities:
Bank borrowings	1	473,202	-	473,202	183,472	45,381	228,853
Lease liabilities	1	120,233	-	120,233	154,573	38,233	192,806
Wallet deposits	1	174,666	-	174,666	188,412	46,603	235,015
Trade payables and payables to merchants	1	12,335,542	-	12,335,542	10,562,999	2,612,715	13,175,714
Due to related parties	1	5,650	-	5,650	4,638	1,148	5,786
Provisions	1	78,957	-	78,957	81,728	20,215	101,943
Employee benefit obligations	1	272,695	-	272,695	289,410	71,585	360,995
Contract liabilities and merchant advances	1	1,544,682	-	1,544,682	1,424,467	352,336	1,776,803
Other current liabilities	3	842,451	94,595	937,046	698,322	245,157	943,479
Total current liabilities		15,848,078	94,595	15,942,673	13,588,021	3,433,373	17,021,394
Non-current liabilities:
Bank borrowings	1	-	-	-	2,809	695	3,504
Lease liabilities	1	331,073	-	331,073	121,820	30,132	151,952
Employee benefit obligations	1	120,406	-	120,406	104,284	25,794	130,078
Other non-current liabilities	2	308,204	221,196	529,400	231,270	271,204	502,474
Total non-current liabilities		759,683	221,196	980,879	460,183	327,825	788,008
Equity:
Share capital	4	65,200	556,803	622,003	65,200	556,803	622,003
Treasury shares	4	(159,770)	996,813	837,043	(159,770)	955,250	795,480
Other capital reserves	4	335,650	17,730,120	18,065,770	297,799	17,767,971	18,065,770
Share premiums	4	4,260,737	(4,472,590)	(211,853)	4,260,737	(4,472,590)	(211,853)
Accumulated deficit	5	(2,368,832)	(13,309,158)	(15,677,990)	(2,301,124)	(12,850,567)	(15,151,691)
Total equity		2,132,985	1,501,988	3,634,973	2,162,842	1,956,867	4,119,709
Total equity and liabilities		18,740,746	1,817,779	20,558,525	16,211,046	5,718,065	21,929,111

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 30 June 2024. Unaudited.)

		Three Months Ended
	Restatement Method	Unaudited Unadjusted 30 June 2024	IAS 29 Adjustment	Unaudited Adjusted 30 June 2024	Unaudited Unadjusted 30 June 2023	IAS 29 Adjustment	Unaudited Adjusted 30 June 2023
Sale of goods (1P)	6	6,427,437	153,386	6,580,823	4,280,296	3,250,380	7,530,676
Marketplace revenue (3P)	6	1,277,668	25,177	1,302,845	761,220	579,865	1,341,085
Delivery service revenue	6	1,519,850	33,298	1,553,148	526,118	401,073	927,191
Other	6	659,223	16,849	676,072	178,428	135,875	314,303
Revenues		9,884,178	228,710	10,112,888	5,746,062	4,367,193	10,113,255

Operating expenses
Cost of inventory sold	7	(5,519,527)	(544,498)	(6,064,025)	(3,818,634)	(3,258,578)	(7,077,212)
Shipping and packaging expenses	6	(1,200,066)	(26,798)	(1,226,864)	(501,790)	(381,947)	(883,737)
Payroll and outsource staff expenses	6	(1,172,057)	(32,730)	(1,204,787)	(585,190)	(454,507)	(1,039,697)
Advertising expenses	6	(811,935)	(23,232)	(835,167)	(359,347)	(289,069)	(648,416)
Technology expenses	9	(136,131)	(15,924)	(152,055)	(63,779)	(52,885)	(116,664)
Depreciation and amortization	8	(211,470)	(207,465)	(418,935)	(112,208)	(239,477)	(351,685)
Other operating expenses	9	(301,854)	(13,406)	(315,260)	(179,385)	(147,215)	(326,600)
Other operating income	9	44,815	27,083	71,898	136,069	108,311	244,380

Operating income/(loss)		575,953	(608,260)	(32,307)	261,798	(348,174)	(86,376)

Financial income	6	592,550	8,213	600,763	1,424,171	1,052,248	2,476,419
Financial expenses	6	(1,339,663)	(15,631)	(1,355,294)	(704,639)	(521,881)	(1,226,520)
Monetary gains	10	-	402,293	402,293	-	348,409	348,409

Income/(loss) before income taxes		(171,160)	(213,385)	(384,545)	981,330	530,602	1,511,932

Taxation on income	-	-	-	-	-	-	-

Income/(loss) for the period		(171,160)	(213,385)	(384,545)	981,330	530,602	1,511,932

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 30 June 2024. Unaudited.)

		Six Months Ended
	Restatement Method	Unaudited Unadjusted 30 June 2024	IAS 29 Adjustment	Unaudited Adjusted 30 June 2024	Unaudited Unadjusted 30 June 2023	IAS 29 Adjustment	Unaudited Adjusted 30 June 2023
Sale of goods (1P)	6	13,957,207	1,096,076	15,053,283	7,582,984	6,101,177	13,684,161
Marketplace revenue (3P)	6	2,699,141	197,744	2,896,885	1,408,347	1,143,883	2,552,230
Delivery service revenue	6	3,069,872	220,240	3,290,112	1,002,232	815,980	1,818,212
Other	6	1,070,539	62,264	1,132,803	286,035	228,708	514,743
Revenues		20,796,759	1,576,324	22,373,083	10,279,598	8,289,748	18,569,346

Operating expenses
Cost of inventory sold	7	(12,207,112)	(1,993,339)	(14,200,451)	(6,800,554)	(6,158,912)	(12,959,466)
Shipping and packaging expenses	6	(2,388,215)	(168,725)	(2,556,940)	(933,058)	(756,495)	(1,689,553)
Payroll and outsource staff expenses	6	(2,324,052)	(178,579)	(2,502,631)	(1,065,229)	(867,770)	(1,932,999)
Advertising expenses	6	(1,492,376)	(117,652)	(1,610,028)	(636,639)	(528,635)	(1,165,274)
Technology expenses	9	(251,598)	(41,917)	(293,515)	(122,221)	(103,907)	(226,128)
Depreciation and amortization	8	(402,867)	(435,792)	(838,659)	(216,433)	(460,170)	(676,603)
Other operating expenses	9	(593,725)	(53,469)	(647,194)	(329,990)	(279,516)	(609,506)
Other operating income	9	83,012	54,963	137,975	157,962	134,181	292,143

Operating income/(loss)		1,219,826	(1,358,186)	(138,360)	333,436	(731,476)	(398,040)

Financial income	6	1,380,059	108,640	1,488,699	1,582,952	1,188,641	2,771,593
Financial expenses	6	(2,667,673)	(144,009)	(2,811,682)	(1,015,133)	(781,242)	(1,796,375)
Monetary gains	10	-	935,076	935,076	-	582,527	582,527

Income/(loss) before income taxes		(67,788)	(458,479)	(526,267)	901,255	258,450	1,159,705

Taxation on income	-	-	-	-	-	-	-

Income/(loss) for the period		(67,788)	(458,479)	(526,267)	901,255	258,450	1,159,705

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 30 June 2024. Unaudited.)

	Unaudited		Unaudited	Unaudited		Unaudited
	Unadjusted		Adjusted	Unadjusted		Adjusted
	1 Jan- 30 June 2024	IAS 29 adjustment	1 Jan- 30 June 2024	1 Jan- 30 June 2023	IAS 29 adjustment	1 Jan- 30 June 2023
Income/(loss) before income taxes	(67,788)	(458,479)	(526,267)	901,255	258,450	1,159,705
Adjustments to reconcile income/(loss) before income taxes to cash flows from operating activities:	2,009,274	1,999,687	4,008,961	(502,654)	1,590,930	1,088,276
Interest and commission expenses	2,497,480	127,328	2,624,808	619,650	484,962	1,104,612
Depreciation and amortization	402,867	435,792	838,659	216,433	460,170	676,603
Interest income on time deposits	(363,830)	(20,637)	(384,467)	(127,423)	(102,373)	(229,796)
Interest income on financial investment	(1,188)	809	(379)	-	-	-
Interest income on credit sales	(520,437)	(38,309)	(558,746)	(87,494)	(70,609)	(158,103)
Provision for unused vacation liability	44,215	3,231	47,446	20,355	16,641	36,996
Provision for personnel bonus	143,677	10,498	154,175	76,069	62,192	138,261
Provision for legal cases	2,830	207	3,037	6,798	5,557	12,355
Provision for doubtful receivables	79,143	5,783	84,926	14,873	10,625	25,498
Provision for impairment of trade goods, net	33,153	11,013	44,166	24,234	54,051	78,285
Provision for post-employment benefits	29,042	2,122	31,164	21,763	17,793	39,556
Provision for share based payment	37,851	3,712	41,563	33,816	28,783	62,599
Adjustment for impairment loss of financial investments	(103,698)	(5,327)	(109,025)	(135,967)	(111,216)	(247,183)
Provision competition board penalty	-	-	-	(92,018)	(65,882)	(157,900)
Provision for Settlement of Legal Proceedings	-	-	-	11,577	9,465	21,042
Provision for Turkish Capital Markets Board fee	(394)	(28)	(422)	19,938	14,275	34,213
Net foreign exchange differences	(271,437)	(27,341)	(298,778)	(1,125,257)	(844,958)	(1,970,215)
Change in provisions due to inflation	-	(119,273)	(119,273)	-	(183,822)	(183,822)
Monetary effect on non-operating activities	-	1,610,107	1,610,107	-	1,805,275	1,805,275
Changes in net working capital
Change in trade payables and payables to merchants	1,810,088	(2,612,098)	(802,010)	473,364	(1,658,485)	(1,185,121)
Change in inventories	(1,869,264)	933,908	(935,356)	(867,264)	(63,939)	(931,203)
Change in trade receivables	(476,131)	603,076	126,945	46,623	271,886	318,509
Change in contract liabilities and merchant advances	105,125	(353,439)	(248,314)	173,886	(92,175)	81,711
Change in contract assets	(7,222)	5,549	(1,673)	(39,237)	(22,884)	(62,121)
Change in other liabilities	213,226	(253,081)	(39,855)	(81,676)	(382,727)	(464,403)
Change in other assets and receivables	(207,942)	234,635	26,693	(63,392)	175,867	112,475
Change in due from related parties	(12,535)	2,271	(10,264)	(8,030)	(5,167)	(13,197)
Change in due to related parties	1,011	(1,147)	(136)	(1,024)	(2,626)	(3,650)
Post-employment benefits paid	(12,841)	(938)	(13,779)	(9,887)	(8,083)	(17,970)
Payments for concluded litigation	(5,208)	(381)	(5,589)	(274,132)	(214,788)	(488,920)
Payments for personnel bonus	(201,552)	(34,060)	(235,612)	(119,982)	(99,174)	(219,156)
Payments for unused vacation liabilities	(3,055)	(229)	(3,284)	(2,218)	(1,836)	(4,054)
Collections of doubtful receivables	-	-	-	844	(2,378)	(1,534)
Net cash provided by/ (used in) operating activities	1,275,186	65,274	1,340,460	(373,524)	(257,129)	(630,653)
Investing activities:
Purchases of property and equipment and intangible assets	(821,389)	(52,820)	(874,209)	(365,054)	(329,233)	(694,287)
Proceeds from sale of property and equipment	1,517	3,845	5,362	856	1,134	1,990
Purchase of financial instruments	(6,978,358)	(575,640)	(7,553,998)	(389,252)	(305,030)	(694,282)
Proceeds from sale of financial investment	5,862,155	411,567	6,273,722	18,431	15,235	33,666
Interest received on time deposits	352,949	211,808	564,757	117,639	40,464	158,103
Interest received on credit sales	526,039	(153,082)	372,957	87,494	127,618	215,112
Net cash used in investing activities	(1,057,087)	(154,322)	(1,211,409)	(529,886)	(449,812)	(979,698)
Financing activities:
Proceeds from borrowings	714,106	52,179	766,285	186,768	152,693	339,461
Repayment of borrowings	(447,850)	(32,725)	(480,575)	(128,493)	(105,050)	(233,543)
Interest and commission paid	(2,200,717)	(160,505)	(2,361,222)	(588,937)	(459,853)	(1,048,790)
Lease payments	(145,397)	(10,624)	(156,021)	(99,344)	(81,220)	(180,564)
Net cash used in financing activities	(2,079,858)	(151,675)	(2,231,533)	(630,006)	(493,430)	(1,123,436)
Net decrease in cash and cash equivalents	(1,861,759)	(240,723)	(2,102,482)	(1,533,416)	(1,200,371)	(2,733,787)
Cash and cash equivalents at 1 January	5,499,165	1,360,195	6,859,360	5,259,801	5,550,605	10,810,406
Effects of inflation on cash and cash equivalents	-	(1,122,406)	(1,122,406)	-	(1,721,555)	(1,721,555)
Effects of exchange rate changes on cash and cash equivalents and restricted cash	30,104	2,934	33,038	1,125,258	844,959	1,970,217
Cash and cash equivalents at 30 June	3,667,510	-	3,667,510	4,851,643	3,473,638	8,325,281

Restatement Methods for Consolidated Balance Sheets

(1) Monetary items do not need to be restated, because they represent money held, to be received or to be paid. Monetary items are therefore already expressed in current purchasing power at the reporting date.

(2) Non-monetary assets and liabilities are restated in terms of the measuring unit current at the end of the reporting period. We used the increase in the general price index from the transaction date when they were first recognized to the end of the reporting period.

(3) Other current assets and other current liabilities consist of monetary and non-monetary items.

(4) The components of shareholders’ equity, excluding retained earnings, are restated by applying a general price index from the dates on which the items were contributed or otherwise arose.

(5) Retained earnings are restated for the balancing figure derived from the other amounts in the restated opening balance sheet.

Restatement Methods for Consolidated Statements of Comprehensive Income/(Loss)

(6) All items except cost of inventory sold, depreciation and amortization expenses and monetary gains or losses in the consolidated statement of comprehensive loss for the current year are restated by applying the change in the general price index from the dates when the items of income and expense were originally recorded.

(7) Cost of inventory sold is restated by using restated inventories balance.

(8) Depreciation and amortization expenses is restated by using restated property and equipment, intangible assets and right of use assets balances.

(9) Technology expenses, other operating expenses and income includes prepaid expenses and deferred income which are considered as non-monetary items and restated by using restated balances of those items.

(10) The monetary gains or losses is calculated as the difference between the historical cost amounts and the result from the restatement of non-monetary items, shareholders’ equity, items in the consolidated statement of comprehensive loss. The monetary gain or loss is reported as a separate item in the restated consolidated statement of comprehensive loss.

Restatement Methods for Consolidated Statements of Cash Flows

All items in the consolidated statements of cash flows are expressed in a measuring unit current at the balance sheet date; they are therefore restated by applying the relevant conversion factors from the date on which the transaction originated.

Income/loss before tax is adjusted for the monetary gain or loss for the period.

The monetary loss on cash and cash equivalents is presented separately.

Inflation effect on non-operating activities is presented separately. It is calculated as the difference between the restated openings and closing balances of cash and cash equivalents, borrowings and financial investments.

Inflation effect on operating activities is presented separately. It is calculated as the difference between the restated openings and closing balances of provisions and considered as a reconciling item in the cash flow statement, as this is a non-cash item not shown as a change in working capital.

Certain Definitions

We provide a number of key operating performance indicators used by our management and often used by competitors in our industry. We define certain terms used in this press release as follows:

•	GMV as gross merchandise value which refers to the total value of orders/products sold through our platform over a given period of time (including value added tax (“VAT”) without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	IAS 29-Unadjusted GMV as GMV presented on an unadjusted for inflation basis;

•	Marketplace GMV as total value of orders/products sold through our Marketplace over a given period of time (including VAT without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	Share of Marketplace GMV as the portion of GMV sold through our Marketplace represented as a percentage of our total GMV;

•	IAS 29-Unadjusted Revenue as Revenue presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted Gross Contribution as Gross Contribution presented on an unadjusted for inflation basis;

•	Gross Contribution margin as Gross Contribution represented as a percentage of GMV;

•	IAS 29-Unadjusted EBITDA as EBITDA presented on an unadjusted for inflation basis;

•	EBITDA as a percentage of GMV as EBITDA represented as a percentage of GMV;

•	IAS 29-Unadjusted EBITDA as a percentage of GMV as IAS 29-Unadjusted EBITDA represented as a percentage of IAS 29-Unadjusted GMV;

•	Number of orders as the number of orders we received through our platform including returns and cancellations;

•	Frequency as the average number of orders per Active Customer over a 12-month period preceding the relevant date;

•	Active Merchant as merchants who sold at least one item within the 12-month period preceding the relevant date, including returns and cancellations;

•	Active Customer are users (both unregistered users and members) who have purchased at least one item listed on our platform within the 12-month period preceding the relevant date, including returns and cancellations; and

•	Digital products are non-cash games on our platform, such as sweepstakes and gamified lotteries, game pins and codes, gift vouchers, and the first monthly payment of Hepsiburada Premium membership subscription.

DISCLAIMER: Due to rounding, numbers presented throughout this press release may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting over 66 million members with over 264 million stock keeping units across over 30 product categories. Hepsiburada provides goods and services through its hybrid model combining first-party direct sales (1P model) and a third-party marketplace (3P model) with approximately 101 thousand merchants.

With its vision of leading the digitalization of commerce, Hepsiburada acts as a reliable, innovative and purpose-led companion in consumers’ daily lives. Hepsiburada’s e-commerce platform provides a broad ecosystem of capabilities for merchants and consumers including: last-mile delivery and fulfilment services, advertising services, on-demand grocery delivery services, and payment solutions offered through Hepsipay, Hepsiburada’s payment companion and BNPL solutions provider. HepsiGlobal offers a selection from international merchants through its inbound arm while outbound operations aim to enable merchants in Türkiye to make cross-border sales.

Since its founding in 2000, Hepsiburada has been purpose-led, leveraging its digital capabilities to develop the role of women in the Turkish economy. Hepsiburada started the ‘Technology Empowerment for Women Entrepreneurs’ programme in 2017, which has supported approximately 55 thousand female entrepreneurs throughout Türkiye to reach millions of customers with their products.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

Forward Looking Statements

This press release, the conference call webcast, presentation and related communications include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in these communications, including but not limited to statements regarding (a) our future financial performance, including our revenue, operating expenses and our ability to achieve and maintain profitability; (b) our expectations regarding current and future GMV and EBITDA; (c) potential disruptions to our operations and supply chain that may result from (i) epidemics or natural disasters; (ii) global supply challenges; (iii) the ongoing conflict in Ukraine; (iv) changes in the competitive landscape in the industry in which the Company operates; (v) the rising inflationary environment and/or (vi) currency devaluation; (d) the anticipated launch of new initiatives, businesses or any other strategic projects and partnerships; (e) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (f) our ability to respond to the ever-changing competitive landscape in the industry in which we operate; (g) our liquidity, substantial indebtedness, and ability to obtain additional financing; (h) our strategic goals and plans, including our relationships with existing customers, suppliers, merchants and partners, and our ability to achieve and maintain them; (i) our ability to improve our technology platform, customer experience and product offerings to attract and retain merchants and customers; (j) our ability to expand our base of Hepsiburada Premium members, and grow and externalize the services of our strategic assets; and (k) regulatory changes in the e-commerce law. These forward-looking statements can be identified by terminology such as “may”, “could”, “will,” “seek,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets”, “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as our outlook and guidance, strategic and operational plans, contain forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward looking statements, see our 2023 annual report filed with the SEC on Form 20-F (File No. 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by the Company from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and the Company and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Non-IFRS Financial Measures

This press release includes certain non-IFRS financial measures, including but not limited to, Gross Contribution, IAS 29-Unadjusted Gross Contribution, IAS 29-Unadjusted Revenue, EBITDA, IAS 29-Unadjusted EBITDA, Free Cash Flow and Net Working Capital. These financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to profit/loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. See “Presentation of Financial and Other Information” in this press release for a reconciliation of certain of these non-IFRS measures to the most directly comparable IFRS measure.

Statement Regarding Unaudited Financial Information

This press release includes unaudited financial information as of and for the three months and six months ended June 30, 2024, and 2023 and as of December 31, 2023. The quarterly and yearly financial information has not been audited or reviewed by the Company’s auditors. The unaudited consolidated financial statements include the accounts of the Company and its subsidiaries. All periods presented have been accounted for in conformity with IFRS and pursuant to the regulations of the SEC.